Exhibit 99.2

Quarterly Commentary

July 27, 2017

Second Quarter Ended

June 30, 2017

Second Quarter 2017 Performance Summary

In the second quarter of 2017, we achieved another milestone essential to our long-term strategy. On July 5, 2017 we successfully launched Intelsat 35e, our fourth Intelsat EpicNG satellite, as we implement high-throughput technology to unlock new applications and to drive future growth. While we continue to experience longer cycles with respect to contracting sales of Intelsat EpicNG services, particularly with respect to the Intelsat 33e satellite which entered into service earlier this year, we are confident in our long-term plan and are making good progress on commercializing Intelsat EpicNG.

Second quarter 2017 revenue was $533 million, a 2 percent decline, as compared to revenue of $542 million in the second quarter of 2016. Net loss attributable to Intelsat S.A. was $24 million for the three months ended June 30, 2017, as compared to net income attributable to Intelsat S.A. of $116 million in the prior year period, which included a gain on early extinguishment of debt. Adjusted EBITDA[1], or earnings before interest, gain (loss) on early extinguishment of debt, taxes, depreciation and amortization, increased 2 percent to $418 million, or 78 percent of revenue, compared to $411 million, or 76 percent of revenue, in the second quarter of 2016. The improvement in Adjusted EBITDA and Adjusted EBITDA margin in the second quarter of 2017 was largely driven by lower operating expense, including an improvement in bad debt expense primarily related to increased collections from a delinquent account.

Intelsat S.A.

Quarterly Commentary, 2Q 2017

A number of trends are reflected in the quarterly revenue result, including:

•	continued pricing pressure as services renew for certain wide-beam network services applications, creating a headwind to year over year growth;

•	reduced revenue resulting from point-to-point telecommunications infrastructure services moving to fiber alternatives;

•	revenue declines due to certain non-renewals;

•	low initial traffic as contracted managed services begin to build on our high-throughput satellites;

•	limited new U.S. government opportunities;

•	slower than expected revenue ramp on Intelsat 33e, with new contract signings below expectations; and

•	high volume contracts, especially in the competitive mobility sector, pressure market prices while volume is not yet creating sufficient revenue to offset the combined headwinds in our business described above.

Contracted backlog at June 30, 2017 was $8.2 billion, representing expected future revenue under existing contracts with customers, as compared to $8.5 billion at March 31, 2017. The largest proportion of our backlog is related to our long-term media contracts.

2017 Operational Priorities:

Build upon a stable revenue foundation as Intelsat EpicNG transforms our Globalized Network; introduce new managed services and support development of new technologies that can accelerate the adoption of our high-throughput services.

Our plan includes four operational priorities as we pursue our return to growth in 2017, with second quarter progress described below:

•	Maintain our design, manufacturing and launch schedule for the next generation Intelsat EpicNG high-throughput satellite (“HTS”) fleet and other satellites in our plan to ensure availability of new, differentiated inventory to drive revenue growth.

•	Intelsat 35e successfully launched on July 5, 2017 and began in-orbit testing on July 24, 2017. The satellite is expected to enter into service in the third quarter of 2017.

•	The planned third quarter 2017 launch of Intelsat 37e on an Arianespace rocket will be our final launch of 2017.

•	Accelerate commercialization of Intelsat EpicNG.

•	Intelsat EpicNG contracted backlog expanded in the second quarter, with growth sourced primarily from enterprise and wireless infrastructure customers. Contract terms on the entire Intelsat EpicNG fleet continue to be favorable, with the average contract length for growth services being over 5 years. At June 30, 2017, the Intelsat EpicNG backlog was comprised of over 140 customers.

Intelsat S.A.

Quarterly Commentary, 2Q 2017

•	An integral component in accelerating the adoption of Intelsat EpicNG is the introduction of our managed services enabled by the high-performance satellite platform, as well as our collaboration with service provider distributors to develop new services. Intelsat launched two new end-to-end managed solutions for mobile network operators (“MNOs”) that will help MNOs expand their services into remote and underserved locations. Both services leverage the high power performance of the Intelsat EpicNG platform to deliver operational and hardware features that result in lower total cost of ownership.

•	IntelsatOne® Mobile Reach Solar 3G is a turnkey solution that combines Intelsat connectivity, including services from the Intelsat EpicNG high-throughput platform, bundled with Gilat’s industry proven Very Small Aperture Terminal (“VSAT”) system for small cell and cellular backhaul.

•	IntelsatOne® Mobile Reach Solar 2G enables MNOs to expand voice services in a simple, cost-efficient manner to underserved populations throughout sub-Saharan Africa. The managed service will integrate satellite services from Intelsat’s Globalized Network, including Intelsat EpicNG, with the advanced Newtec Dialog® multi-service platform, and BCom’s backhaul terminal solution and network deployment expertise.

•	Kymeta’s 70cm flat panel electronically steerable antenna (“ESA”) is now commercially available, powering solutions in the mobility sector. Kymeta plans to begin serving customers on KĀLO™, a managed satellite service offering that combines Kymeta’s mTennau7 antenna with the IntelsatOne® Flex managed service in the third quarter of 2017. This new service is targeted to verticals including, but not limited to, rail, energy, Internet of Things (“IoT”), first responders, buses, and connected car.

•	Maintain our leadership in government services.

•	Intelsat’s demonstrations of Intelsat EpicNG performance with its government customers are yielding new contracts, primarily with respect to government mobility applications where the Intelsat EpicNG elevated power transmissions support collection of mission critical video information from small antennas.

•	Optimize our capital expenditure plan, and maintain our industry-leading portfolio of spectrum rights.

•	Intelsat announced its updated capital expenditure plan, which reflects the benefits of capital efficiency with respect to its high-throughput satellites and the increased use of new technologies such as mission extension vehicles (“MEVs”) to extend operational life and customer services, and as a result, defer capital investments.

•	The current capital investment plan completes the build of our five fully-owned Intelsat EpicNG satellites and the Intelsat 39 satellite. The capital investment plan also contemplates starts for three other satellites for which manufacturing contracts have not yet been executed. This plan is complemented by two non-capital expenditure satellites, including completing our global HTS footprint with the Horizons 3e satellite, the sixth in the Intelsat EpicNG fleet.

Intelsat S.A.

Quarterly Commentary, 2Q 2017

Q2 2017 Business Highlights and Customer Set Performance

All 2017 comparisons are to 2016 unless noted otherwise

Network Services

Network Services revenue was $215 million in the second quarter of 2017, a $13 million, or 6 percent, decrease from the prior year quarter. The largest factors contributing to the year-over-year decline were non-renewals of point-to-point international trunking services, non-renewals of certain cellular backhaul and enterprise services and pricing adjustments related to renewing wide-beam business. These declines were partially offset by revenue from broadband services for the commercial aeronautical and maritime sectors.

As compared to the first quarter of 2017, Network Services revenue increased by $2 million, or 1 percent, largely due to new revenue growth from mobility accounts.

Second Quarter Network Services Highlights and Business Trends:

Intelsat continues to build backlog commitments for our next generation Intelsat EpicNG fleet, while also booking new business and renewals on our wide-beam assets. In the second quarter of 2017, we signed agreements supporting networks in the enterprise, mobility and telecom infrastructure sectors.

Mobility services, which provide broadband connectivity to planes and ocean vessels, are a fast growing application which uses our wide-beam satellites, Intelsat EpicNG satellites, and our IntelsatOne® Flex maritime managed services. Mobility contracts signed in the second quarter include:

•	A new service commitment from maritime leader Marlink AS, supporting expanded throughput for the Mediterranean region to meet peak broadband demands for cruise services.

Enterprise networks—large private data networks that use satellite solutions because of geographic reach, efficient broadcast transmissions and reliability—represent one of the largest applications within our network services business. Industry sources such as Northern Sky Research forecast that enterprise networks will become a $4.0 billion application by 2021, reflecting an expected five-year compound annual growth rate of 7 percent. Enterprise contracts signed in the second quarter of 2017 include:

•	Etisalat UAE, a leading telecommunications services provider, signed a new, multi-year commitment on Intelsat 33e. As part of the multi-year, multi-transponder agreement, Etisalat will utilize Intelsat EpicNG services to expand the reach of its fast, broadband services to its customers in the Middle East, Africa, Europe and central Asia.

Intelsat S.A.

Quarterly Commentary, 2Q 2017

•	Leading Brazilian technology provider, Zieltec Telecom Innovations, became the first IntelsatOne® Flex Enterprise customer in Latin America, with a multi-year commitment for dedicated Intelsat 29e services and IntelsatOne® Flex Enterprise managed services. Leveraging the full-country coverage provided by Intelsat 29e, Zieltec intends to extend its network territory and deploy corporate internet services and new applications throughout Brazil.

•	Dalkom Somalia signed a multi-year agreement for satellite services in East and Central Africa and the Middle East, as previously announced during the quarter. Leveraging Ku-band satellite services from Intelsat 17, Dalkom Somalia will expand its broadband enterprise networks into countries such as South Sudan and the Democratic Republic of the Congo (“DRC”), as well as the Middle East. Dalkom will also use Intelsat 17 to add direct-to-home (“DTH”) television services to its portfolio in Somalia.

•	Verizon signed a new, multi-year agreement for Ku-band satellite services on Galaxy 28 in support of mobile and fixed satellite solutions to its Private IP service suite, combining a highly reliable connection to provide primary and business continuity services in the continental United States, Canada and Mexico where traditional terrestrial services are unavailable, unreliable or expensive. Verizon also renewed international satellite networks using C-band on Intelsat 10-02 and Intelsat 902 to support broadband services for business customers in Africa and Asia by offering a powerful combination of satellite technology and Verizon’s Private IP network.

•	Banque Centrale Des Etats De L’Afrique De L’ouest (“Central Bank of the West African States”) signed a new contract for satellite services on Intelsat 903 to support banking and financial transactions across eight member countries of the West African Monetary Union. The company expects to transition its managed services to Intelsat 35e once the satellite enters service in the third quarter of 2017.

Intelsat provides essential wireless communications infrastructure, particularly in regions where reliability and flexibility are required:

•	General Communication, Inc. (“GCI”), the largest telecommunications company in Alaska, signed a new, multi-year agreement for C- and Ku-band services with in-orbit protection. GCI also renewed services on our Horizons 1 and Galaxy 18 satellites, using Intelsat’s satellites to provide telephony, high speed Internet and video services to customers across Alaska.

•	Gilat Satcom signed a multi-year renewal on Intelsat 17, Intelsat 25 and Intelsat 906, with a planned migration to Intelsat 33e. Gilat Satcom will use Intelsat’s satellite services to support the expansion of Vodacom’s 3G wireless network in the Democratic Republic of the Congo.

On a global basis, growth opportunities for our network services business include increased demand for aeronautical and maritime mobility applications, and high-throughput capacity for fixed and mobile broadband applications for telecommunications providers and enterprise networks. Although high-performance capacity, such as that provided by Intelsat EpicNG, is an important element of capturing this growth, our customers also need managed services that simplify network buildouts, and smaller, more capable, site hardware that is easier to install and operate.

Upcoming catalysts to growth for our network services business include anticipated new business from our ongoing Intelsat EpicNG satellite deployment; IntelsatOne® Flex managed services for enterprise, aeronautical and maritime applications, and our recently introduced IntelsatOne® Mobile Reach services for wireless infrastructure.

Intelsat S.A.

Quarterly Commentary, 2Q 2017

Media

Media revenue was $222 million in the second quarter of 2017, an $11 million, or 5 percent increase, when compared to the prior year period. New revenue from our Intelsat 31 and Intelsat 36 satellites contributed to the revenue growth in the quarter, offset partially by reductions in services related to the end of life of certain satellites, as well as lower revenue from managed video and occasional use services.

As compared to the first quarter of 2017, media revenues decreased by $3 million, or 1 percent, primarily due to terminations and cash collections in the first quarter of 2017, with no similar revenues in the current quarter.

Second Quarter Media Highlights and Business Trends:

Business activity was driven primarily by new and renewing contracts related to Intelsat’s media distribution neighborhoods in Africa and Latin America.

•	Pac-12 Enterprises, the content and multi-platform media company for the Pac-12 Conference, a leader in collegiate athletics, renewed a multi-year contract for C-band satellite services and in-orbit protection on Galaxy 18, one of Intelsat’s leading North American video neighborhoods. Pac-12 uses Galaxy 18 to broadcast its leading and coveted sports content to millions of homes located throughout the continental United States, Alaska, Hawaii and Puerto Rico.

•	Sony Pictures Networks India Private Limited (“SPNI”) renewed and extended satellite and managed services on Intelsat 20, one of the leading distribution video neighborhoods in India, reaching more than an estimated 90 million Pay-TV subscribers, to support the expansion of the company’s content distribution across India and the surrounding region. Separately, LAMHAS, one of the fastest growing teleport operators in India, renewed and expanded satellite services on Intelsat 20 to support its media distribution services in India.

•	In early July 2017, Grupo Televisa signed a multi-year, multi-transponder agreement on Intelsat’s Galaxy 16 and Galaxy 19 satellites to distribute Televisa’s broadcast network throughout Mexico.

•	KSE Media Ventures, LLC has renewed satellite services and in-orbit protection for cable distribution for premier sports and entertainment content to millions of viewers located in North America and the Caribbean.

Our next media satellite will be Intelsat 38, currently planned for launch in 2018. In addition, we are investing in the ground infrastructure for our existing satellites to enhance our leading video neighborhoods, providing growth options for our programming customers, particularly in Latin America.

Intelsat S.A.

Quarterly Commentary, 2Q 2017

Government

Sales to government customers generated revenue of $86 million in the second quarter of 2017, an $8 million, or 8 percent, decrease as compared to the prior year quarter. The majority of the decline in this period, and in comparison to the first quarter of 2017, primarily reflects a previously announced loss of the Commercial Broadband Satellite Program (“CBSP”) contract, terminated on March 31, 2017.

On-Network revenue represented
63 percent of government services in the second quarter of 2017, as compared to 61 percent in the second quarter of 2016.

Second Quarter Government Highlights and Business Trends:

Our government business is relatively stable. Business activity in this customer set reflects the current tempo of our end-customers’ operations. The pace of RFP issuances and subsequent awards remains slow. We note continued reliance on LPTA (lowest price, technically acceptable) as the predominant evaluation criteria for awards of new business.

•	During the second quarter, Intelsat General Corporation signed two new Intelsat EpicNG contracts for various government mobility applications.

Over the mid-term, our strategy to grow our government business includes providing mobility services to the U.S. government for aeronautical and ground mobile requirements, especially as our next generation Intelsat EpicNG services are activated in regions of interest to the U.S. government. We are also positioning to provide satellite-related operations support as the government considers commercialization of certain satellite operations capabilities.

Intelsat S.A.

Quarterly Commentary, 2Q 2017

Fleet and Operations Update

The station-kept 36 MHz transponder equivalent unit count on our wide-beam fleet was approximately 2,100 at the end of the second quarter of 2017. Utilization was at 78 percent, consistent with the 2017 first quarter utilization rate of 78 percent.

As of June 30, 2017, the HTS Intelsat EpicNG unit count increased to approximately 675 units in service.

Intelsat currently has three satellites in the design, manufacturing and launch stages that are covered by our capital expenditure plan. Our capital expenditure plan also contemplates starts on three additional replacement satellites, for which manufacturing contracts have not yet been signed, and the use of MEVs to extend the operational life of two of our wide-beam satellites. In addition, we are working on one custom payload being built on a third-party satellite and a separate joint venture satellite which do not require capital expenditures, each noted below as a “Non-Capex Satellite”.

Our owned satellites, third-party payloads and a joint venture project currently in the design and manufacturing stages are noted below. Intelsat EpicNG-class satellites are noted with a small “e” following the satellite number.

Satellite	Follows	Orbital Location	Launch Provider	Estimated Launch Date	Estimated In-Service Date	Application
Intelsat 35e	IS-903	325.5°E	SpaceX Falcon 9	Launched July 5, 2017	3Q17	Broadband & Media
Intelsat 37e	IS-901	342°E	Arianespace Ariane 5	3Q17	4Q17	Broadband Infrastructure
Intelsat 39	IS-902	62°E	Arianespace Ariane 5	2019	2019	Broadband Infrastructure

Non-Capex Satellite	Follows	Orbital Location	Launch Provider	Estimated Launch Date	Estimated In-Service Date	Application
Intelsat 38	IS-904, G-11	45°W	Arianespace Ariane 5	2018	2018	Broadband & Media
Horizons 3e	IS-8, IS-805	169°E	Arianespace Ariane 5	2018	2019	Broadband Infrastructure

Intelsat S.A.

Quarterly Commentary, 2Q 2017

Other Second Quarter 2017 Financial Highlights

Cash Flows

During the second quarter of 2017, net cash provided by operating activities was $51 million. Cash paid for interest in the second quarter was $319 million. Under our existing debt agreements, Intelsat makes significantly greater interest payments in the second and fourth quarters, as compared to the first and third quarters of the year.

Capital expenditures were $127 million. Combined, this resulted in free cash flow (used in) operations1 of $76 million for the second quarter of 2017.

Our ending cash balance at June 30, 2017 was $509 million.

Corporate Development and Capital Structure Activities

On June 1, 2017, Intelsat S.A. announced that (i) the offers to exchange certain outstanding senior unsecured notes of its indirect wholly-owned subsidiaries, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), Intelsat Connect Finance S.A., and Intelsat (Luxembourg) S.A., and (ii) solicitations of consents to amend the indentures governing such notes expired pursuant to their terms on May 31, 2017. Following the termination of the exchange offers and consent solicitations, on June 2, 2017, Intelsat received termination notices from WorldVu Satellites Limited (“OneWeb”) and SoftBank Group Corp. (“SoftBank”), terminating the Combination Agreement, dated as of February 28, 2017, between Intelsat and OneWeb, and the Share Purchase Agreement, dated as of the same date, between Intelsat and SoftBank.

Separately, on July 5, 2017, Intelsat Jackson completed an offering of $1.5 billion aggregate principal amount of 9.75% Senior Notes due 2025, and used the net proceeds from the sale of the notes, along with other available cash, to satisfy and discharge all $1.5 billion aggregate principal amount of Intelsat Jackson’s senior notes due in 2019, and to pay related fees and expenses.

Intelsat S.A.

Quarterly Commentary, 2Q 2017

2017 Financial Outlook

Intelsat reaffirmed its 2017 revenue and Adjusted EBITDA guidance issued on June 16, 2017, in which we expect the following:

Revenue: We expect full-year 2017 revenue to be in a range of $2.150 billion to $2.180 billion.

Adjusted EBITDA: Performance is expected to range from $1.640 billion to $1.670 billion, reflecting essentially flat operating costs and continued focus on operational efficiency as we optimize parts of our operations to fund further investment in our managed service infrastructure.

Capital Expenditures: On June 16, 2017, Intelsat issued its 2017 capital expenditure guidance ranges for the three calendar years 2017 through 2019 (the “Guidance Period”):

•	2017: $500 million to $550 million;

•	2018: $400 million to $475 million; and

•	2019: $400 million to $500 million.

Our capital expenditure guidance includes capitalized interest. The net number of transponder equivalents is expected to increase by a compound annual growth rate (“CAGR”) of 10 percent as a result of the net new capacity entering service during the Guidance Period. This reflects the incremental capacity related to the launches of the Intelsat EpicNG high-throughput satellites, five of which are expected to enter service during the Guidance Period, net of satellites de-orbited or moved to inclined service. Capital expenditure incurrence is subject to timing of achievement of contract, satellite manufacturing, launch and other milestones.

Cash Taxes: We expect annual cash taxes to be approximately $30 million to $35 million.

Stephen Spengler, Chief Executive Officer, Intelsat S.A.

Jacques Kerrest, Executive Vice President and Chief Financial Officer, Intelsat S.A.

1In this quarterly commentary, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (“AEBITDA”), free cash flow from (used in) operations and related margins included in this commentary are non-U.S. GAAP financial measures. Please see the consolidated financial information found in our earnings release and available on our website for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

Safe Harbor Statement

Some of the information and statements contained in this Quarterly Commentary and certain oral statements made from time to time by representatives of Intelsat constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: our statements regarding certain plans, expectations, goals, projections, anticipations, estimations, predictions, intentions, outlook and beliefs about our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance over the next several years; our belief that the scale of our fleet can reduce the financial impact of satellite or launch failures and protect against service interruptions; our belief that the diversity of our revenue and customer base allow us to recognize trends across regions and capture new growth opportunities; our expectation that developing differentiated services and investing in new technology will allow us to unlock essential opportunities; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; and our expectations as to the level of our cash tax payments in the future.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or

Intelsat S.A.

Quarterly Commentary, 2Q 2017

implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite anomalies, launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; potential adverse reactions or changes to business or employee relationships, resulting from the announcement or termination of the now terminated combination of the businesses of Intelsat and OneWeb pursuant to a Combination Agreement (the “Merger”), and a cash investment by SoftBank pursuant to a Share Purchase Agreement (the “SoftBank Investment”); competitive responses to the now terminated Merger and SoftBank Investment; diversion of management’s attention from ongoing business operations and opportunities; and litigation. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2016, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406